UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
December 2012 Up 8.7% Year over Year

Mexico City, January 7, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for December 2012 increased by 8.7% when compared to December 2011.

This announcement reflects comparisons between December 1 through December 31, 2012 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2011	December 2012	% Change
Cancún	368,910	426,573	15.6
Cozumel	10,678	9,697	(9.2)
Huatulco	41,571	40,666	(2.2)
Mérida	109,611	102,511	(6.5)
Minatitlán	8,970	10,568	17.8
Oaxaca	35,239	37,430	6.2
Tapachula	14,059	14,815	5.4
Veracruz	64,859	72,372	11.6
Villahermosa	79,868	81,657	2.2
Total Domestic	733,765	796,289	8.5

International
Airport	December 2011	December 2012	% Change
Cancún	859,666	945,152	9.9
Cozumel	34,758	29,742	(14.4)
Huatulco	7,896	9,589	21.4
Mérida	9,490	9,492	0.0
Minatitlán	357	423	18.5
Oaxaca	4,236	3,709	(12.4)
Tapachula	467	499	6.9
Veracruz	9,276	9,922	7.0
Villahermosa	4,910	5,251	6.9
Total International	931,056	1,013,779	8.9

ASUR Page 1 of 2

Total
Airport	December 2011	December 2012	% Change
Cancún	1,228,576	1,371,725	11.7
Cozumel	45,436	39,439	(13.2)
Huatulco	49,467	50,255	1.6
Mérida	119,101	112,003	(6.0)
Minatitlán	9,327	10,991	17.8
Oaxaca	39,475	41,139	4.2
Tapachula	14,526	15,314	5.4
Veracruz	74,135	82,294	11.0
Villahermosa	84,778	86,908	2.5
ASUR Total	1,664,821	1,810,068	8.7

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 7, 2013